UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                  Fidelity National Information Services, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   31620M 10 6
                                   -----------
                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300
--------------------------------------------------------------------------------
          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                February 1, 2006
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------ --------------------------------------- ------------ ----------------------------------------------
    CUSIP No. 31620M 10 6                                                  13D                                   Page 2 of 16
------------------------------ --------------------------------------- ------------ ----------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          THL EQUITY ADVISORS V, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ----------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                          (B) [X]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ----------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         14,080,590 (SEE ITEM 5)
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    14,080,590 (SEE ITEM 5)

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        14,080,590

------------------- --------------------------------------------------------------------------------------------- ----------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

------------------- --------------------------------------------------------------------------------------------- ----------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           7.4%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -----------------------------------------------------------




                                  Page 2 of 16

------------------------------ --------------------------------------- ------------ ----------------------------------------------
    CUSIP No. 31620M 10 6                                                  13D                                   Page 3 of 16
------------------------------ --------------------------------------- ------------ ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          THOMAS H. LEE ADVISORS, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ----------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                          (B) [X]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ----------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         14,390,998 (See Item 5)
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    14,390,998 (See Item 5)

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        14,390,998

------------------- --------------------------------------------------------------------------------------------- ----------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

------------------- --------------------------------------------------------------------------------------------- ----------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           7.5%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -----------------------------------------------------------




                                  Page 3 of 16

------------------------------ --------------------------------------- ------------ ----------------------------------------------
    CUSIP No. 31620M 10 6                                                  13D                                   Page 4 of 16
------------------------------ --------------------------------------- ------------ ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          THOMAS H. LEE EQUITY (CAYMAN) FUND V, L.P.
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ----------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                          (B) [X]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ----------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              CAYMAN ISLANDS

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         152,375 (See Item 5)
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    152,375 (See Item 5)

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        152,375

------------------- --------------------------------------------------------------------------------------------- ----------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

------------------- --------------------------------------------------------------------------------------------- ----------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.1%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- -------------------------------------------------- -----------------------------------------------------------





                                  Page 4 of 16

------------------------------ --------------------------------------- ------------ ----------------------------------------------
    CUSIP No. 31620M 10 6                                                  13D                                   Page 5 of 16
------------------------------ --------------------------------------- ------------ ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          THOMAS H. LEE INVESTORS LIMITED PARTNERSHIP
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ----------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                          (B) [X]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ----------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         82,776 (See Item 5)
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    82,776 (See Item 5)

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        82,776

------------------- --------------------------------------------------------------------------------------------- ----------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

------------------- --------------------------------------------------------------------------------------------- ----------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.04%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- -------------------------------------------------- -----------------------------------------------------------





                                  Page 5 of 16

------------------------------ --------------------------------------- ------------ ----------------------------------------------
    CUSIP No. 31620M 10 6                                                  13D                                   Page 6 of 16
------------------------------ --------------------------------------- ------------ ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          THL FNIS HOLDINGS, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ----------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                          (B) [X]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ----------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         13,928,215 (See Item 5)
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    13,928,215 (See Item 5)

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        13,928,215

------------------- --------------------------------------------------------------------------------------------- ----------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

------------------- --------------------------------------------------------------------------------------------- ----------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           7.3%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -----------------------------------------------------------





                                  Page 6 of 16

------------------------------ --------------------------------------- ------------ ----------------------------------------------
    CUSIP No. 31620M 10 6                                                  13D                                   Page 7 of 16
------------------------------ --------------------------------------- ------------ ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          PUTNAM INVESTMENT HOLDINGS, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ----------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                          (B) [X]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ----------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         227,632 (See Item 5)
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    227,632 (See Item 5)

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        227,632

------------------- --------------------------------------------------------------------------------------------- ----------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

------------------- --------------------------------------------------------------------------------------------- ----------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.1%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -----------------------------------------------------------





                                  Page 7 of 16

------------------------------ --------------------------------------- ------------ ----------------------------------------------
    CUSIP No. 31620M 10 6                                                  13D                                   Page 8 of 16
------------------------------ --------------------------------------- ------------ ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          PUTNAM INVESTMENTS EMPLOYEES' SECURITIES COMPANY I LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ----------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                          (B) [X]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ----------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         74,473 (See Item 5)
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    74,473 (See Item 5)

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        74,473

------------------- --------------------------------------------------------------------------------------------- ----------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

------------------- --------------------------------------------------------------------------------------------- ----------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.04%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -----------------------------------------------------------





                                  Page 8 of 16

------------------------------ --------------------------------------- ------------ ----------------------------------------------
    CUSIP No. 31620M 10 6                                                  13D                                   Page 9 of 16
------------------------------ --------------------------------------- ------------ ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          PUTNAM INVESTMENTS EMPLOYEES' SECURITIES COMPANY II LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ----------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                          (B) [X]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ----------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         66,494 (See Item 5)
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    66,494 (See Item 5)

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        66,494

------------------- --------------------------------------------------------------------------------------------- ----------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

------------------- --------------------------------------------------------------------------------------------- ----------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.03%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -----------------------------------------------------------





                                  Page 9 of 16

------------------------------ --------------------------------------- ------------ ----------------------------------------------
    CUSIP No. 31620M 10 6                                                  13D                                   Page 10 of 16
------------------------------ --------------------------------------- ------------ ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          PUTNAM INVESTMENTS, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ----------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                          (B) [X]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ----------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         227,632 (See Item 5)
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    227,632 (See Item 5)

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        227,632

------------------- --------------------------------------------------------------------------------------------- ----------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

------------------- --------------------------------------------------------------------------------------------- ----------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.1%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -----------------------------------------------------------


                                  SCHEDULE 13D
                                  ------------

         ITEM 1.  SECURITY AND ISSUER

         The class of equity to which this Statement on Schedule 13D (this "Schedule 13D") relates is common stock, par value $.01 per share, of Fidelity National Information Services, Inc. ("FIS Common Stock")

         Fidelity National Information Services, Inc. (formerly known as Certegy Inc.) ("FIS" or the "Company") is a Georgia corporation with its principal executive offices located at 601 Riverside Avenue, Jacksonville, FL 32204.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) and (c)

         This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) THL Equity Advisors V, LLC ("Advisors V"), (2) THL FNIS Holdings, LLC, a Delaware limited liability company ("FNIS Holdings"), (3) Thomas H. Lee Equity (Cayman) Fund V, L.P., a Cayman Islands exempted limited partnership ("Cayman Fund"), (4) Thomas H. Lee Investors Limited Partnership, a Massachusetts Limited Partnership ("Investors"), (5) Thomas H. Lee Advisors, LLC, a Delaware limited liability company ("Advisors"), (6) Putnam Investments Employees' Securities Company I LLC, a Delaware limited liability company ("Putnam I"), (7) Putnam Investments Employees' Securities Company II, LLC, a Delaware limited liability company ("Putnam II"), (8) Putnam Investment Holdings, LLC, a Delaware limited liability company ("Putnam Holdings" and together with Putnam I and Putnam II, the "Putnam Entities"), and (9) Putnam Investments, LLC ("Putnam").

         The members of FNIS Holdings are Thomas H. Lee Equity Fund V, L.P. ("Equity Fund V") and Thomas H. Lee Parallel Fund V, L.P. ("Parallel Fund V"), and the manager of FNIS Holdings is Advisors V. Advisors V is the general partner of the Cayman Fund, Equity Fund V and Parallel Fund V. THL Investment Management Corp. is the general partner of Investors.

         Each of FNIS Holdings, Cayman Fund, Investors and the Putnam Entities is principally engaged in the business of investment in securities. Advisors and Advisors V are principally engaged in the business of serving as a general partner of funds investing in securities. Putnam is principally engaged in the business of managing funds investing in securities.

         The address of each of the Reporting Persons is c/o Thomas H. Lee Partners, 100 Federal Street, Boston, Massachusetts 02110.

         (d) and (e)

         During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons acquired 14,390,998 shares of FIS Common Stock on February 1, 2006 pursuant to the Agreement and Plan of Merger, dated as of September 14, 2005, by and among Certegy Inc., a Georgia corporation ("Certegy"), C Co Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Certegy ("Merger Co") and Fidelity National Information Services, Inc., a Delaware corporation ("FIS DE") (the "Merger Agreement"). Pursuant to the Merger Agreement, FIS DE was merged with and into Merger Co (the "Merger"). Immediately following the Merger, Certegy was renamed "Fidelity National Information Services, Inc." In connection with the Merger, each share of FIS DE common stock issued and outstanding immediately prior to the effective time of the Merger automatically converted into the right to receive 0.6396 shares of FIS Common Stock. The Reporting Persons held 22,500,000 shares of common stock of FIS DE that were converted into the 14,390,998 shares of FIS Common Stock on February 1, 2006.

         The description of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired 14,390,998 shares, in the aggregate, of FIS Common Stock as merger consideration for the shares of common stock of FIS DE that it owned prior to the Merger. All of the shares of FIS Common Stock held by the Reporting Persons were acquired primarily for investment purposes. Each of the Reporting Persons intends to monitor its investment in FIS on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Each of the Reporting Persons may from time to time acquire additional FIS Common Stock, dispose of some or all of the shares of FIS Common Stock then beneficially owned by it, discuss FIS's business, operations, or other affairs with FIS's management, board of directors, shareholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving FIS or take such other actions similar to those enumerated above or as such Reporting Person may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, none of the Reporting Persons has any present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

         As further described in Item 6 below, the Reporting Persons became parties to a Shareholders Agreement, dated September 14, 2005, among FIS, the Reporting Persons and the other shareholders of FIS DE (the "Shareholders Agreement"), in connection with the Merger, which grants the Reporting Persons (collectively) the right to designate one individual who will serve as a member of the board of directors of FIS. Thomas M. Hagerty has been designated by the Reporting Persons to the board of directors of FIS.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         By virtue of the Merger Agreement and the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares of FIS Common Stock reported herein. As of February 1, 2006, the Reporting Persons beneficially owned in the aggregate 14,390,998 (7.5%) of the estimated 190,952,288 outstanding shares of FIS Common Stock following the Merger.

         FNIS Holdings has direct beneficial ownership of 13,928,215 shares of FIS Common Stock, representing 7.3% of the outstanding shares of FIS Common Stock. FNIS Holdings disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         Cayman Fund has direct beneficial ownership of 152,375 shares of FIS Common Stock, representing 0.1% of the outstanding shares of FIS Common Stock. Cayman Fund disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         Investors has direct beneficial ownership of 82,776 shares of FIS Common Stock, representing 0.04% of the outstanding shares of FIS Common Stock. Investors disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         As the manager of FNIS Holdings and the general partner of the Cayman Fund, Advisors V may be deemed to be the beneficial owner of 14,080,590 shares of FIS Common Stock, representing 7.4% of the outstanding shares of FIS Common Stock. Advisors disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         As the general partner of the two members of FNIS Holdings and Cayman Fund, and pursuant to the terms of the Third Amended and Restated Limited Partnership Agreement of Thomas H. Lee Equity Fund V, L.P., which requires the Putnam Entities and Investors to dispose of their shares of FIS Common Stock pro rata with FNIS Holdings and Cayman Fund, Advisors may be deemed to be the beneficial owner of 14,390,998 shares of FIS Common Stock, representing 7.5% of the outstanding shares of FIS Common Stock. Advisors disclaims beneficial ownership of the shares of FIS Common Stock held by the Putnam Entities and Investors.

         Putnam I has direct beneficial ownership of 74,473 shares of FIS Common Stock, representing 0.04% of the outstanding shares of FIS Common Stock. Putnam I disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         Putnam II has direct beneficial ownership of 66,494 shares of FIS Common Stock, representing 0.03% of the outstanding shares of FIS Common Stock. Putnam II disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         As the managing member of each of Putnam I and Putnam II, and the direct beneficial owner of 86,665 shares of FIS Common Stock, Putnam Holdings may be deemed to be the beneficial owner of 227,632 shares of FIS Common Stock, representing 0.1% of the outstanding shares of FIS Common Stock.

         As the managing member of each of the Putnam Entities, Putnam Investments, LLC may be deemed to be the beneficial owner of 227,632 shares of FIS Common Stock, representing 0.1% of the outstanding shares of FIS Common Stock.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated by reference herein.

         On September 14, 2005, FIS, the Reporting Persons and the other shareholders of FIS DE entered into a Shareholders Agreement, which was conditioned upon the Merger, which provides for, among other things, limitations on the ability of the Reporting Persons and the other shareholders of FIS DE to transfer the shares of FIS Common Stock they received in the Merger, to acquire additional shares of FIS Common Stock, or to cause FIS to engage in a going-private transaction. The Shareholders Agreement also sets forth agreements concerning the nomination and election of directors of FIS.

         The description of the Shareholders Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.

         In connection with the Merger, FIS, the Reporting Persons and the other shareholders of FIS DE entered into a Registration Rights Agreement which provides the Reporting Persons and the other FIS DE stockholders with the right to require FIS to register the shares of FIS Common Stock issued to them in the Merger for resale and the right to participate in registrations that FIS might undertake (the "Registration Rights Agreement").

         The description of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, dated as of February 6, 2006, by and among the Reporting Persons.*

2. Agreement and Plan of Merger, dated as of September 14, 2005, by and among Certegy Inc., a Georgia corporation, C Co Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Certegy, and Fidelity National Information Services, Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 of the Certegy Inc. Form 8-K filed September 16, 2005).

3. Shareholders Agreement, dated September 14, 2005 among (i) Certegy Inc., a Georgia corporation n/k/a Fidelity National Information Services, Inc., (ii) Fidelity National Financial, Inc., a Delaware corporation, (iii) THL FNIS Holdings, LLC, Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investment Holdings, LLC, Putnam Investments Employees'

         Securities Company I LLC, and Putnam Investments Employees' Securities Company II LLC, (iv) TPG FNIS Holdings, LLC, TPG Parallel III, L.P., TPG Investors III, L.P., FOF Partners III, L.P., FOF Partners III-B, L.P., and TPG Dutch Parallel III, C.V. and (v) Evercore METC Capital Partners II, LLC (incorporated by reference to Exhibit 4.1 of the Certegy Inc. Form 8-K filed September 16, 2005).

4. Registration Rights Agreement, dated as of February 1, 2006 by and among (i) Fidelity National Information Services, Inc., a Georgia corporation formerly known as Certegy Inc., (ii) Fidelity National Financial, Inc., a Delaware corporation, (iii) THL FNIS Holdings, LLC, Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investment Holdings, LLC, Putnam Investments Employees' Securities Company I LLC, and Putnam Investments Employees' Securities Company II LLC, (iv) TPG FNIS Holdings, LLC, TPG Parallel III, L.P., TPG Investors III, L.P., FOF Partners III, L.P., FOF Partners III-B, L.P., and TPG Dutch Parallel III, C.V. and (v) Evercore METC Capital Partners II, LLC (incorporated by reference to
         Exhibit 99.1 of the Company's Form 8-K filed February 6, 2006).



* Filed herewith

                                   Signatures
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.


                                    Dated: February 7, 2006

                                    THL Equity Advisors V, LLC, THL FNIS
                                    Holdings, LLC, Thomas H. Lee Equity (Cayman)
                                    Fund V, L.P., Thomas H. Lee Investors
                                    Limited Partnership, Thomas H. Lee Advisors,
                                    LLC, Putnam Investments Employees'
                                    Securities Company I LLC, Putnam Investments
                                    Employees' Securities Company II, LLC,
                                    Putnam Investment Holdings, LLC, and Putnam
                                    Investments, LLC

                                    By: Thomas H. Lee Equity Fund V, LP, as
                                        Attorney in Fact

                                    By: THL Equity Advisors V, LLC, its general
                                        partner

                                    By: Thomas H. Lee Partners, L.P., its sole
                                        member

                                    By: Thomas H. Lee Advisors LLC, its general
                                        partner

                                    By: /s/ Thomas M. Hagerty
                                        ----------------------------------------
                                        Name: Thomas M. Hagerty
                                        Title: Managing Director









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